Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 TPoletti@manatt.com

January 6, 2023	Client-Matter: 64005-035

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE

Washington, D.C. 20549

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

Re:	Re: CaliberCos Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed December 14, 2022 File No. 333-27657

Dear Mr. Knapp, Ms. Menjivar, Ms. Gorman and Ms. Long:

On behalf of our client, CaliberCos Inc. (the “Company”), we hereby file the Company’s Amendment No. 4 to Registration Statement on Form S-1 (“Amendment No. 4”). Amendment No. 4 is filed to provide our response to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued in a letter dated December 30, 2022 (the “Staff’s Letter”) relating to the Company’s Amendment No. 3 to Registration Statement on Form S-1 as filed with the Commission on December 14, 2022. The Comment is set forth below in bold font and our response follows the Comment. Terms used but not defined herein have the respective meanings assigned thereto in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1

Risk Factors, page 14

1.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a risk factor, separate from your more general volatility risk on page 27, addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.

RESPONSE:

Pursuant to the Staff’s request, an additional risk factor has been added addressing the Staff’s comments.

Attention: Frank Knapp, Shannon Menjivar, Stacie Gorman and Pam Long

January 6, 2023

Should you or the staff have questions regarding the foregoing responses or additional comments please contact Thomas Poletti at 714.371.2501 or Veronica Lah at 310.312.4130.

Sincerely,

/s/ Thomas J. Poletti
Thomas J. Poletti

cc:	Chris Loeffler Jennifer Schrader Jade Leung